Filed by Multi-Fineline Electronix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MFS Technology Ltd.

Commission File No. 000-50812

Second Quarter Earnings

Conference Call Script

May 8, 2007

Phil Harding:

Welcome to M-Flex’s 2007 second quarter conference call. Today I will discuss our operational highlights and Craig Riedel, our CFO, will discuss our financial results for the second quarter of fiscal 2007. Reza Meshgin, our COO, Craig, and I will be available to answer your questions at the conclusion of our presentation.

Connie Chandler, from our investor relations firm, will now review our forward-looking statement before we begin our discussion.

Connie Chandler:

I would like to remind all of you that certain statements in this call are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements and predictions regarding revenues, net sales, net income, gross margins, the company’s diversification efforts, the company’s relationship and opportunities with, and sales to, its current and new customers, the relative size of each customer to the company, expected operational improvements and other efforts to improve gross margins, the company’s manufacturing capabilities and capacity, market opportunities, current and upcoming programs and product mix, the results of the company’s research and development efforts, the benefits of the company’s strategies, the company’s plans with respect to its embedded micro magnetic technology and AO operation, expected orders for the company’s camera modules and MMP products and revenue expectations with respect to those modules and products, growth and expansion of the company’s facilities and the installation of equipment at those facilities, the filing of the company’s amendment to its registration statement and the company’s intentions with respect to requesting an effectiveness order for such registration statement and formally making an offer to shareholders of MFS Technology Ltd, operating expenses, tax rates, DSO trends and loan repayment plans. Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, the company’s future operations and financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “assume,” “will,” “plan,” “expect,” “estimate,” “foresee,” “aim,” “anticipate,” “intend,” “project,” or similar words. Actual events or results may differ materially from the company’s expectations. Important factors that could cause actual results to differ materially from those stated or implied by the company’s forward-looking statements include the impact of changes in demand for the company’s products and the company’s success with new and current customers, the company’s ability to develop and deliver new technologies, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the company’s ability to manage quality assurance issues, the degree to which the company is able to utilize available manufacturing capacity, enter into new markets and execute its strategic plans, the impact of competition, pricing pressures and technological advances, the outcome of the offer to acquire the outstanding shares of MFS, if made, the company’s ability to finance such offer, the outcome of any litigation by or against the company, and other risks detailed from time to time in the company’s SEC reports, including its Quarterly Report on Form 10-Q for the second fiscal quarter ended March 31, 2007. These forward-looking statements represent management’s judgment as of the date of this conference call. The company disclaims any intent or obligation to update these forward-looking statements.

And with that I’ll turn the call back over to Phil Harding.

Phil Harding:

Thanks Connie.

Unlike previous years, at the start of the second quarter 2007, we believed there would be sequential growth from the first to second fiscal quarters because of the forecasts of new product introductions from many of our customers. Indeed, we did experience this growth from most of our customers, with the exception of our largest customer. We were surprised with less than expected sales to this customer during the quarter. The result was that the second quarter of fiscal 2007 followed our historical pattern with quarterly net sales down $10.5 million or 8 % as compared to Q1 fiscal 2007.

With this lower sales there was a de-leveraging of the fixed overheads, which further eroded gross profits. This decline in gross profits was partially offset by sequential decreases in administrative expenses that tempered the lowering of profit due to the sales decline, resulting in the second quarter profit declining by only $587 thousand as compared to the first quarter of fiscal 2007.

Sales to many of our customers actually had significant sequential growth in the second quarter resulting in a 31% increase over quarter one for all customers except for our largest customer. Our diversification efforts are clearly on target with a year over year growth in Q2 of 162%. Among the leaders in growth of sales is Sony Ericsson, whose sales grew to 17% of our sales in Q2. We expect our sales to them will continue to grow in the upcoming quarters. Our sales with other key customers are also expected to continue to rise with an expected third customer sales becoming 10% of our net sales in our fourth quarter of fiscal 2007.

This growth has been overshadowed by a 20% decline of sales to our largest customer in the sequential quarters and 31% in year-over-year quarters. This customer represented only 68% of our business in the March quarter, including sales to Symbol Technologies. We anticipate an ongoing and strong relationship with this customer and remain committed to servicing their needs, which includes many new programs. However, we believe our sales to them will fall to a lower percentage of our business because of our diversification efforts.

Sales to the wireless telecom sector (which now includes PDA sales for our reporting purposes) decreased, because of the decline in sales to our largest customer, but remain approximately at 91% of our business in Q2. The percentage of sales to the wireless telecom sector has been essentially unchanged in comparison to the previous and year over year quarters. The industrial sector remains our second largest market sector at 5.5% of our sales, which also has remained approximately at the same percentage in previous and year over year quarters. Our sales to the computer/data storage sector have shown some growth from the March and December 2006 quarters and this sector is now 1.9% of our sales. All other sectors total 1.6% of our sales.

The 11.3% gross margin we achieved is within our currently expected range of 10 to 15%. The slight decline from Q1 is mostly attributed to the lowered sales volume, which was partially overcome with improvements across our various cost elements. To improve our gross margins, we have allocated resources to focus on on-going operational improvements and reducing scrap levels, while improving our yields. In addition, we expect to leverage fixed expenses with increased sales, which we believe in combination with our operational improvements should help us to increase our margins to be more in line with the middle to upper end of our anticipated 10 to 15% range.

We are continuing to invest in our Aurora Optical operation to advance the technology in lens applications and in low-profile camera modules. This is a major part of our R&D effort to diversify our products – but we do not expect meaningful revenues in the near term. Similarly we are in the process of expanding our resources in our embedded magnetics technology, which we believe will have a disruptive packaging impact upon products requiring transformers and inductors for such applications as power supplies. We believe that this technology represents a longer-term market opportunity for us as well.

To accommodate our expanding and diversifying business we have approved a capital equipment expansion of $33 million primarily for our MFC2 facility and nearby satellite locations. This expansion, a combination of flex and assembly equipment, is necessary for the growing business we expect in our fiscal fourth quarter and beyond.

I will now ask Craig to discuss our financial results.

Craig Riedel:

Thank you Phil. Net sales for our second quarter declined sequentially due to the weakened demand from our largest customer. As Phil highlighted in his opening remarks, current quarter profits decreased, driven by the sequential decrease in sales and reduced gross margins, resulting in earnings of 12 cents per diluted share, down from 49 cents per diluted share for the comparable quarter in fiscal 2006.

Our gross margins were 11.3% for the second quarter on the lower sequential sales and in line with our expectations of 10 to 15%. These margins were lower than the comparable 21% for the second quarter of fiscal 2006, primarily due to competitive price changes in our marketplace, lower year on year revenues which de-leveraged our fixed cost structure and increased material content as a percent of sales.

Our total operating expenses for the second quarter of fiscal 2007 increased to 7.6% of net sales from 6.4 % in the second quarter of the prior year due to de-leveraging of expense over the reduced sales. The increase in operating expense was primarily attributable to a $400 thousand dollar increase in litigation expense as well as a $210 thousand dollar increase in commission expense related to a slightly higher average commission rate associated with our new customer programs. We believe that this percentage will increase slightly during the next quarter given expected third quarter sales and increased operating expenses for legal fees and SOX 404 compliance activities.

Regarding the sequential decline of $1.5 million in operating expense that Phil highlighted in his comments, the main drivers were reduced legal fees related to litigation activities of approximately $460 thousand versus $1.2 million in the first quarter, reduced second quarter audit and SOX fees of approximately $242 thousand versus $792 thousand in the first quarter, which is typically very high due to the year end activities, and approximately $450 thousand related to the recovery of the accounts receivable for the BenQ-Siemens bankruptcy which had been reserved in the prior fiscal year.

Our effective income tax rate for the second quarter was 32.7%. As previously announced, our first quarter tax rate of 30.4% was favorably impacted by a true-up of the incentive stock option tax benefit related to fiscal 2006. This true-up was a discrete item impacting the first quarter only. The second quarter tax rate reflects the full year forecasted tax rate of approximately 32% on the year to date pre-tax income.

Reviewing the balance sheet, we generated $1.7 million of cash from operations during the second quarter of fiscal 2007. Our DSO increased to 87 days from 81 for the previous sequential quarter. Inventory balances were in line with the previous quarter, which is within our expectations to support current business volumes. Days inventory outstanding also increased to 54 days versus the previous sequential quarter’s 48 days, impacted by the sequentially lower sales during the quarter due to the reduced shipment volumes to our largest customer.

Capital expenditures for the second quarter were $7.0 million primarily related to the purchase of equipment at our MFC 2 China facility. With the completion of the $28.5 million Phase II expansion of our MFC 2 facility during the first fiscal quarter, we are now initiating a new capital expenditure program of $33 million in the upcoming quarters to support anticipated sales volume growth. During the quarter we re-paid $2 million of outstanding debt which left $2 million outstanding as of the end of the quarter. We expect to re-pay the remaining loan balance during the third fiscal quarter.

This concludes my discussion of the financial results and at this point I would like to turn the call back over to Phil.

Phil Harding:

Thank you Craig. Similar to previous calls, due to regulatory requirements in Singapore related to the use of guidance during an offer period, we are unable to provide specific earnings guidance until the offer period for MFS ends. As noted in our news release today, on April 27, we received comments from the SEC on our amended registration statement related to the offer. We currently expect to refile the registration statement with the SEC in late May and to request that the SEC declare the registration statement effective, and formally make the offer to MFS shareholders, once all comments on the registration statement are resolved and all pre-conditions to making the offer are either satisfied or waived.

Overall, we do expect the growth from our emerging customers to compensate for the lower demand from our largest customer in the coming quarters. Therefore, we remain optimistic about the future growth of our business and are committed to executing our strategic plans to have available capacity in place in time for the anticipated expanded demand, which we believe will facilitate the continuing success of our company. We know we have many challenges ahead of us, but I believe M-Flex’s employees have demonstrated their ability to meet and overcome similar challenges. We all remain committed to M-Flex’s continued growth and leadership in the market.

Thank you and we will now turn the call back to the operator so that Reza, Craig and I can take your questions.

[Q&A]

Phil Harding:

Thank you all for listening today, and we look forward to future discussions with you.

***

Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The offer, if made, will be made only pursuant to the Offer Document/Prospectus included in the Registration Statement on Form S-4 (the “S-4”) that was filed with the SEC on June 27, 2006, as amended from time to time, which also contains a proxy statement with respect to the special stockholders meeting to be held by M-Flex. Information contained in this script is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC. Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the S-4 and in the proxy statement for M-Flex’s 2007 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4.